renewables
for a
better life

arauco®





2Q
2025

Highlights 2Q 2025

REVENUES

US$1,524.7 million

NET INCOME

US$16.4 million

ADJ. EBITDA

US$383.1 million

NET DEBT / LTM. ADJ. EBITDA

3.33x

CAPEX

US$480.3 million



For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com

Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to "U.S$" are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

Overview

ARAUCO´s net income for the second quarter of 2025 was US$16.4 million, an increase of US$42.9 million compared to the first quarter of 2025, mainly due to higher *Other income* and lower *Other expenses*. Our Adjusted EBITDA was 10.0% higher than the first quarter of 2025, totaling US$383.1 million, mostly explained by better gross profit and an exceptional sale of urban land in Brazil.

Net Financial Debt increased by US$424.6 million or 7.2% and our *Net Debt/LTM EBITDA* ended up at 3.33x, an increase when compared to the 3.06x reached during the first quarter of 2025.

In US$ Million	Q2 2025	Q1 2025	Q2 2024	*QoQ*	*YoY*	*YTD 2025*	*YTD 2024*	*YoY YTD*
Revenue	1,524.7	1,531.5	1,534.4	-0.4%	-0.6%	3,056.1	3,189.3	-4.2%
Net income	16.4	(26.5)	40.5	162.0%	-59.4%	(10.1)	140.9	-107.1%
Adjusted EBITDA	383.1	348.3	414.2	10.0%	-7.5%	731.5	859.3	-14.9%
Adjusted EBITDA Margin	25.1%	22.7%	27.0%	10.5%	-6.9%	23.9%	26.9%	-11.2%
LTM Adj. EBITDA	1,886.3	1,917.4	1,470.7	-1.6%	28.3%	1,886.3	1,470.7	28.3%
CAPEX	480.3	405.7	203.2	18.4%	136.4%	886.0	537.9	64.7%
Net Financial Debt	6,289.5	5,864.9	6,369.6	7.2%	-1.3%	6,289.5	6,369.6	-1.3%
Net Financial Debt / LTM Adj. EBITDA	3.33x	3.06x	4.33x	9.0%	-23.0%	4.30x	3.71x	16.0%


Adjusted EBITDA and EBITDA Margin (in US$ Million)
16%
15%
24%
27%
27%
44%
24%
23%
25%
27%
26%
22%
313,6
35,9
227
243
369
445
414
748
407
348
383
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Adjusted EBITDA
Forestry Asset Sale
Adjusted EBITDA Margin
Non Recurrent Adj Ebitda Margin

Income Statement

Revenues

ARAUCO's revenues reached US$1,524.7 million in the second quarter of 2025, a decrease of 0.4% when compared to the previous quarter. This variation is explained by a 7.3% decrease in revenues from our Pulp and Forestry products division, due to a decrease of 11.6% in sales volume. This was offset by a 7.1% increase in revenues from our Wood products division mainly due to a 5.6% increase in sales volume.

The following table shows a breakdown of our revenues by business segment:

In US$ Million	Q2 2025	Q1 2025	Q2 2024	QoQ	YoY
Pulp and Forestry	742.4	801.0	777.7	*-7.3%*	*-4.5%*
Wood Products	782.3	730.2	756.5	*7.1%*	*3.4%*
Total	**1,524.7**	**1,531.5**	**1,534.4**	***-0.4%***	***-0.6%***

Revenue's Breakdown by business segment


58%
42%
51%
49%
50%
50%
46%
54%
49%
51%
47%
53%
48%
52%
48%
52%
51%
49%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Pulp and Forestry
Wood Products

Cost of sales

Decreased slightly by 1.2% or US$13.7 million compared to the first quarter of 2025. This is mostly explained by *Timber* and *Depreciation and Amortization,* primarily due to plant stoppages in Line 3 and Nueva Aldea. This was offset by an increase in *Other raw materials and indirect costs.*

In US$ Million	Q2 2025	Q1 2025	Q2 2024	QoQ	YoY
Timber	211.4	249.5	201.3	*-15.3%*	*5.0%*
Forestry labor costs	160.9	153.7	161.4	*4.7%*	*-0.3%*
Depreciation and amortization	134.3	145.3	135.1	*-7.6%*	*-0.6%*
Depreciation for right of use	8.8	9.0	6.3	*-2.7%*	*38.9%*
Maintenance costs	82.1	80.8	85.9	*1.6%*	*-4.5%*
Chemical costs	164.7	162.4	152.7	*1.4%*	*7.9%*
Sawmill services	28.6	29.2	24.9	*-2.2%*	*14.6%*
Other raw materials and indirect costs	125.9	104.5	128.7	*20.5%*	*-2.2%*
Energy and fuel	60.7	57.7	62.8	*5.2%*	*-3.3%*
Cost of electricity	10.9	13.2	14.1	*-17.4%*	*-22.2%*
Salaries, other salaries, and other personnel expenses	102.9	99.4	92.9	*3.5%*	*10.7%*
Cost of Sales	**1,091.1**	**1,104.8**	**1,066.2**	***-1.2%***	***2.3%***

Administrative expenses

Increased by 6.4% or US$8.8 million, when compared to the previous quarter, explained by an increase in *Property taxes, patents and municipality rights*, as well as *Wages, salaries and severance indemnities*, compensated by lower *Other administration expenses*.

In US$ Million	Q2 2025	Q1 2025	Q2 2024	QoQ	YoY
Wages, salaries and severance indemnities	59.6	54.7	56.3	*8.9%*	*5.9%*
Marketing, advertising, promotion and publications expenses	2.6	3.3	3.7	*-22.6%*	*-30.9%*
Insurance	9.4	10.7	12.0	*-12.4%*	*-21.6%*
Depreciation and amortization	10.3	10.3	10.8	*-0.1%*	*-4.4%*
Depreciation for the right of use	2.1	2.0	1.7	*6.3%*	*19.6%*
Computer services	9.5	8.7	8.4	*8.4%*	*12.8%*
Lease rentals (offices, warehouses and machinery)	2.0	1.3	2.2	*45.2%*	*-11.0%*
Donations, contributions, scholarships	1.7	0.7	1.8	*149.8%*	*-3.0%*
Fees (legal and technical advisories)	9.2	8.4	8.1	*9.6%*	*14.0%*
Property taxes, patents and municipality rights	12.4	6.0	10.6	*108.0%*	*17.7%*
Other administration expenses	28.2	31.9	31.1	*-11.8%*	*-9.6%*
Administrative Expenses	**146.9**	**138.1**	**146.6**	**6.4%**	***0.2%***

Distribution costs

Decreased by 2.1%, or US$3.6 million, mainly driven by lower *Freight costs* resulting from lower pulp sales volume.

In US$ Million	Q2 2025	Q1 2025	Q2 2024	QoQ	YoY
Commissions	3.9	4.1	3.7	*-4.7%*	*4.8%*
Insurance	1.6	1.4	1.6	*18.1%*	*1.6%*
Other selling costs	2.5	2.4	2.7	*3.5%*	*-6.3%*
Port services	16.6	16.5	18.9	*0.4%*	*-12.1%*
Freight	128.3	132.1	125.1	*-2.9%*	*2.6%*
Depreciation for the right of use	0.6	0.2	0.3	*145.2%*	*68.4%*
Other shipping and freight costs	15.9	16.3	15.3	*-2.0%*	*3.9%*
Distribution Costs	**169.5**	**173.1**	**167.7**	***-2.1%***	***1.1%***

Other income

Increased by 95.3%, or US$28.4 million mostly due to an increase in *Gain on sales of Assets*, mainly driven by a sale of urban land in Brazil. This was offset by a increase in *Other Operating Results* due to normal half year accounting adjustments.

In US$ Million	Q2 2025	Q1 2025	Q2 2024	QoQ	YoY
Gain from changes in fair value of biological assets	16.1	15.8	20.9	*2.0%*	*-22.9%*
Net income from insurance compensation	1.1	1.5	7.9	*-28.1%*	*-86.1%*
Leases received	2.4	1.0	1.3	*137.5%*	*83.0%*
Gains on sales of assets	20.4	1.5	3.0	*1,294.1%*	*582.4%*
Other operating results	18.2	10.0	15.2	*81.5%*	*19.6%*
Other Income	**58.2**	**29.8**	**48.3**	***95.3%***	***20.5%***

Other expenses

Decreased by 45.4% or US$22.3 million when compared to the first quarter of 2025. This is mostly explained by a decrease in *Provision for forestry fire loss* due to forestry fire losses at the beginning of the year.

In US$ Million	Q2 2025	Q1 2025	Q2 2024	QoQ	YoY
Legal payments	1.3	1.2	2.2	*5.5%*	*-40.7%*
Impairment provision property, plant and equipment and others	6.0	5.0	12.1	*20.0%*	*-50.2%*
Operating expenses related to plant stoppages	3.3	9.5	9.9	*-65.4%*	*-66.8%*
Project expenses	1.8	0.5	6.1	*225.5%*	*-71.3%*
Loss (gain) from asset sales	2.6	1.3	2.8	*96.6%*	*-4.4%*
Loss and repair of assets	2.2	4.0	1.9	*-44.5%*	*15.4%*
Loss of forests	1.1	17.8	1.1	*-93.7%*	*6.8%*
Other taxes	5.4	6.4	7.7	*-16.3%*	*-30.2%*
Other expenses (donations, repayments insurance)	3.0	3.2	4.6	*-4.3%*	*-33.4%*
Other expenses	**26.7**	**49.0**	**48.3**	***-45.4%***	***-44.6%***

Foreign exchange differences

Reached a loss of US$35.6 million primarily explained by the exchange rate effect of the variation of the Brazilian Real (BRL) in IFRS16 liabilities in one of our Brazilian subsidiaries.

Income tax

In the second quarter of 2025, an income tax expense was accounted for US$15.8 million, a US$23.0 million increase when compared with the US$7.2 million gain accounted in the previous quarter.

Adjusted EBITDA

Adjusted EBITDA for the second quarter of 2025 was US$383.1 million, a 10.0% or US$34.8 million increase when compared to the previous quarter. This is mainly explained by the Adjusted EBITDA of our wood products segment which increased 16.8% mainly due to better operating results and a one-time urban land sale in Curitiba, Brazil.

In U.S. Million	Q2 2025	Q1 2025	Q2 2024	QoQ	YoY
Net Income	16.4	(26.5)	40.5	*162.0%*	*-59.4%*
Financial costs	96.5	98.3	105.1	*-1.8%*	*-8.2%*
Financial income	(13.8)	(14.9)	(16.6)	*7.1%*	*16.5%*
Income tax	15.8	(7.2)	22.0	*318.8%*	*-28.3%*
EBIT	**114.9**	**49.7**	**151.1**	***131.1%***	***-23.9%***
Depreciation & amortization	158.0	170.3	156.5	*-7.2%*	*1.0%*
EBITDA	**272.9**	**220.0**	**307.5**	***24.0%***	***-11.3%***
Fair value cost of timber harvested	81.8	83.1	112.4	*-1.6%*	*-27.3%*
Gain from changes in fair value of biological assets	(16.1)	(15.8)	(20.9)	*2.0%*	*22.9%*
Exchange rate differences	35.6	38.8	0.8	*-8.4%*	*4,357.6%*
Others (*)	9.0	22.1	14.3	*-59.3%*	*-37.1%*
Adjusted EBITDA	**383.1**	**348.3**	**414.2**	***10.0%***	***-7.5%***

(*) Includes provision from forestry fires and provisions from property, plants and equipment, and others.

Adjusted EBITDA variation by business segment (in US$ million)


348,34
6,9
19,8
8,0
383,14
Q1 2025
Pulp
Wood Products
Consolidation Adj. & Others
Q2 2025

Pulp Adjusted EBITDA

The Adjusted EBITDA for our pulp business segment reached US$258.7 million during this quarter, which translates to a 2.8% or US$6.9 million increase compared to the first quarter of 2025.

Pulp EBITDA Mg reached 34.8%, 3.4% higher than the previous quarter.


17,1%
18,5%
34,5%
40,5%
41,1%
38,0%
30,5%
31,4%
34,8%
100
144
272
360
320
339
265
252
259
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Adjusted EBITDA
EBITDA Mg

Wood Products Adjusted EBITDA

The Adjusted EBITDA for our wood products business was US$137.8 million during this quarter, which translates to a 16.8% or US$19.8 million increase, compared to the previous quarter. Wood products EBITDA Mg was 17.6%, 1.5% higher than the previous quarter.


18,5%
16,3%
17,7%
15,0%
16,5%
15,4%
18,3%
16,2%
17,6%
152
133
138
115
125
124
145
118
138
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Adjusted EBITDA
EBITDA Mg

Pulp Business

The second quarter was affected by lower prices compared to the same period in 2024. Although invoice volume increased by 14%, total billing declined by 1.5% due to the price drop. The main driver of this result was the decrease in the price of short-fiber. In contrast, the impact of lower prices for long-fiber pulp was not significant, and the average price of textile pulp was higher.

Toward the end of the second quarter, following normal seasonality, markets in the Northern Hemisphere entered a period of lower consumption. However, this year, markets are also impacted by economic uncertainties stemming from pressures, delays, and negotiations between the U.S. and the rest of the world regarding tariffs. In theory, this could lead to a reshuffling of markets, but such changes would require greater clarity and at least a medium-term outlook. Additionally, the market faced a pulp oversupply, resulting from new production lines that began in the second half of 2024 and reached full capacity during the quarter.

In China, demand remained fairly active, but the primary issue was an oversupply of both pulp and paper. While domestic consumption increased, it did not grow enough to absorb the new capacity. This oversupply was largely due to newly installed production. Prices for all paper grades declined, eroding margins and reducing production rates, which in turn lowered pulp demand. Until the end of the first quarter, inventories were relatively stable, but they began to rise in April. Paper producers maintained low pulp inventories, purchasing only what was necessary for production without speculating on future price increases, which they still viewed as unlikely. Despite the low pulp inventory, they held relatively high inventories of finished paper.

In Europe, the situation differed. There was an oversupply of pulp and paper in a market where consumption declined across nearly all paper grades. The only segment showing marginal growth was the tissue industry, primarily in Eastern Europe. Lower consumption and oversupply led to some paper mill closures, though not enough to positively influence prices and margins for paper producers. In the pulp segment, these closures resulted in additional availability, with only temporary shutdowns observed in long-fiber, most notably one mill in Finland.

The viscose market, the main consumer of textile pulp, was seriously affected by the ongoing trade war between the U.S., China, and other Asian textile producing countries.

The second quarter of 2025 production increased by 16.5% compared to the same period in 2024 and remained unchanged compared to the first quarter of 2025.


Production and Sales Volume (In thousand tonnes)
1.016
972
1.189
1.183
1.185
1.046
Q2 2024
Q1 2025
Q2 2025
Production
Sales

Wood Products Business

Panels

Sales volume increased by 6.4%, accompanied by a 1.9% average price increase.

In the US, the PB market saw a continued decline in demand throughout half of the quarter. While oversupply persisted across all regions, it remained more balanced than in MDF. Prices held stable overall, but targeted discounts were necessary to maintain volumes amid weaker market conditions.

In Latin America, MDF with slight sales volume increases despite oversupply and continued pressure from low-cost imports, while PB demand remained solid. Brazil showed a positive trend in PB, with slight price increases.


Production and Sales Volume: Panels (1)
(In thousand m3)
1.321
1.261
1.274
1.197
1.298
1.207
Q2 2024
Q1 2025
Q2 2025
Production
Sales

(1) Includes PB, MDF, OSB, Composite Panels and Retail Panels
PB: Particleboard.
MDF: Medium-density fiberboard.
OSB: Oriented Strand Board

Sawn timber

Sales volume increased 3.8%, while average prices decreased 0.9%.

During the second quarter, lumber markets continued with reasonable demand, showing the effects of a modest recovery on economic activity/construction in some countries. Uncertainty around tariffs and construction activity made it difficult to anticipate short-term trends.


Production and Sales Volume: Sawn Timber (2)
(In thousand m3)
526
407
474
408
503
420
Q2 2024
Q1 2025
Q2 2025
Production
Sales

(2) Includes Sawn Timber, Geen and Kiln-dried Lumber, Remanufactured Wood Products and Pallets
Note: Sales include trading

Plywood

Sales Volume increased 6.4%, along with a slight increase in average prices of 2.3%.

Plywood showed a positive trend during the quarter, with both sales and prices slightly increasing in some markets. Optimism continues in non-appearance-grade products.

In the US market, demand remained stable, as limited supply contributed to slight price increases.


Production and Sales Volume: Plywood
(In thousand m3)
131
129
137
132
130
140
Q2 2024
Q1 2025
Q2 2025
Production
Sales

Capital Expenditures

During this quarter, capital expenditures (*) were US$480.3 million, US$74.6 million higher than the previous quarter.

The biggest single item in CAPEX-related expenditures, were those related to the Sucuriú project.

US$ Million	Q2 2025	Q1 2025	Q2 2024
Purchase and sale of property, plant and equipment	(397.5)	(293.7)	(119.9)
Purchase and sale of intangible assets	(2.1)	(2.4)	(1.0)
Purchase of other long-term assets	(80.7)	(109.7)	(82.4)
Total CAPEX (*)	**(480.3)**	**(405.7)**	**(203.2)**

(*) On a cash basis, does not include M&A.

Capital Expenditures (In US$ Million)


299
255
338
0
203
2
243
124
322
201
204
323
157
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
CAPEX
Sucuriú Industrial Capex

Free Cash Flow

During the second quarter of 2025, Free Cash Flow decreased by US$138.6 million compared to the first quarter of 2025, with ouflows of US$129.5 million.

- *Cash from Operations* increased US$44.4 million mostly due to the net effect between *Working Capital Variation* and *Interest payments*.
- *Cash from Investment Activities* decreased due to higher *Capex*, mainly driven by higher spending on Property, plant and equipment.
- *Cash from Financing Activities* decreased due to *Dividends paid* during May.

US$ Million	Q2 2025	Q1 2025	Q2 2024
Adjusted EBITDA	383.1	348.3	414.2
Working Capital Variation	94.1	(27.3)	(137.9)
Interest paid and received	(112.9)	(37.9)	(110.7)
Income tax received (paid/refunded)	(27.9)	(17.3)	(22.4)
Other cash inflows (outflows)	(21.9)	4.6	(11.7)
Cash from (used in) Operating Activities	**315.0**	**270.6**	**131.5**
Capex (*)	(480.3)	(405.7)	(203.2)
Proceeds from investment activities	2.4	3.8	(0.2)
Other inflows of cash, net	22.8	3.1	(3.8)
Cash from (used in) Investment Activities	**(455.1)**	**(398.8)**	**(207.2)**
Dividends paid	(114.6)	-	(0.2)
Other inflows of cash, net	(25.3)	(15.3)	(11.8)
Proceeds from issue of shares	0	0	-
Cash from (used in) Financing Activities – Net of Proceeds and Repayments	**(139.9)**	**(15.3)**	**(12.1)**
Effect of exchange rate changes on cash and cash equivalents	11.9	14.1	(9.4)
Free Cash Flow	**(268.1)**	**(129.5)**	**(97.1)**

(*) On a cash basis.

Net Debt Variation Q1 2025 – Q2 2025 (in US$ million)


5,864.9
268.1
100.5
(23.1)
79.1
6,289.5
Net Debt Q1 25
Free Cash Flow
Exchange rate/ inflation variation
Accrued interest variation
Leasing Variation
Net Debt Q2 25

Cash

Our cash position was US$1,082.2 million at the end of the second quarter of 2025, which translates to a 16.0% increase, equivalent to US$149.1 million, when compared to the end of the first quarter of 2025.

Additionally, to our cash position, the Company has a Committed Revolving Credit facility (RCF) for a total amount of US$450 million due in September 2027, which as of the date of this report has not been withdrawn.


Cash by Currency
Other Currencies 14%
Mexican Peso 2%
Brazilian Real 10%
Chilean Peso 4%
U.S. Dollar 70%


Cash by Instrument
Money Market Funds 12%
Time Deposits 30%
Overnight Accounts 58%

Financial Debt

ARAUCO's total financial debt as of June 30, 2025 was US$7,371.7 million, an increase of 8.4% or US$573.6 million when compared to March 31, 2025. This is mainly due to the issuance of US$500 million principal sustainable bond on April 30, 2025.

Our consolidated net financial debt increased 7.2% or US$424.6 million when compared with March 2025.

Debt by Currency


EUR (2)
7%
Other Currencies
10%
U.S.Dollar
56%
UF (1) (2)
27%

Debt by Instrument


Leasing
11%
Banks
16%
Bonds
73%

(1) UF is a Chilean monetary unit indexed to inflation.

(2) Swapped to USD

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 3.33x, which compares to the 3.06x in the first quarter of 2025. This increase is mainly explained by a 7.2% or 424.6 increase in our Net Financial Debt.

Net Financial Debt and Leverage (In US$ Million)


6,00x
6,32x
4,87x
4,33x
2,78x
2,74x
3,06x
3,33x
6.271
6.485
6.251
6.370
5.492
5.525
5.865
6.289
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025

As of June 2025, short term bank obligations (which includes accrued interest) sum up US$313.2 million. Bank obligations include the following maturities: US$277.8 million in bank loans and US$35.3 million in leasing. Short term bond obligations sum up US$69.0 million. These obligations include amortizations of our bonds, and their interest payments.

Debt Amortization Profile as of June 30, 2025 (In US$ Million)


2409
69
313
252
418
534
379
181
147
550
124
528
29
29
35
601
32
0
33
34
35
0
37
39
352
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2037 & Thereafter
Bank Loans and Leasing
Bonds



Second Quarter
Project Updates

Sucuriú Project Industrial - Update, Brazil

The Sucuriú Mill will have a production capacity of 3.5 million tons per year, with operations expected to begin by the end of 2027. This represents a 70% increase in our pulp capacity.
As of June, the project reached 13.2% progress, which is 2.5% ahead of schedule. Currently, around 4,800 workers are active on site.

Construction has begun on the water and effluent treatment plan as well as the balance of plant (BoP), which includes all supporting infrastructure and auxiliary systems not part of the main process equipment, including pipe racks and chimneys. Additionally, a second dining hall was inaugurated, with capacity for 3,500 people across three shifts, along with a new accommodation complex for construction workers, capable of housing up to 1,200 people.

Regarding plantations, more than 70% of the required land has been secured, and the supply for the first years of operation is guaranteed.

On another point, an agreement was finalized with the logistics operator for transporting the pulp to the Port of Santos, along with the approval of key regulations in this area.

It is also important to emphasize the sustainability aspects that have been part of the project from the beginning. Throughout all developmental phases, local biodiversity is continuously monitored and respected. Native flora and fauna species are identified and are considered a priority in conservation areas that are mapped. Furthermore, during construction, we will generate over 14,000 jobs, and once the mill reaches full operation, around 6,000 people will be employed across the Industrial, Forestry, and Logistics areas, driving social and economic development throughout the region. *(Click here for video)*





Second Quarter
Subsequent Events

Technology, efficiency and local commitment mark half a century of operations for Constitucion Pulp Mill, Chile

Since beginning its operations in 1975, this pulp mill has become one of the most important industrial hubs in the Maule region in Chile. Generating employment, innovation, and sustainable development for both the region and the country.

The anniversary celebration, held on-site at the mill, brought together executives and workers, community leaders, regional and local authorities, media, and community representatives from Constitución. The event served as a moving tribute to the many generations who have been part of this story.



Fifty years since its founding, this operation continues to look ahead with the same guiding spirit: to be a bridge between the forest and people, between innovation and environmental care, between Constitución and the world.

Arauco Joins an International Project to Value Natural Assets

The unprecedented initiative led by the International Sustainable Forestry Coalition (ISFC) brings together 18 forestry companies from around the world to pilot the application of Natural Capital Accounting (NCA) principles. This effort aims to create a framework for measuring and reporting the value of natural assets held by companies in the forestry sector, with the support of the Capitals Coalition and the Taskforce on Nature-related Financial Disclosures (TNFD).

Arauco will be part of this pilot, which seeks to tangibly quantify the benefits provided by forests (such as carbon capture, biodiversity, and water regulation) alongside timber production, while also projecting their long-term contribution to the economy and communities.



The project highlights the need to recognize nature as a strategic asset. For companies like Arauco, whose work revolves around forests, having healthy, functional, and enduring ecosystems is essential for future sustainability.

UPCOMING EVENTS



2Q 2025 RESULTS CONFERENCE CALL

Wednesday, Aug 20, 2025

9:00 Santiago and Eastern Time (New York)

For Conference Call Visit:
https://FinancialResults2Q-2025.arauco.com/

For further information, please contact:

Marcelo Bennett
Treasurer
marcelo.bennett@arauco.com

Constanza Vasquez
Investor Relations
constanza.vasquez@arauco.com

Gonzalo Garrido
Finance Analyst
gonzalo.garrido@arauco.com

investor_relations@arauco.cl
Phone: +56 2 2461 7438



Financial Statements

Income Statement

In US$ Million	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Revenues	1,524.7	1,531.5	1,534.4	3,056.1	3,189.3
Cost of sales	(1,091.1)	(1,104.8)	(1,064.4)	(2,195.9)	(2,212.6)
Gross profit	**433.6**	**426.7**	**468.2**	**860.2**	**976.6**
Other income	58.2	29.8	48.3	88.0	66.2
Distribution costs	(169.5)	(173.1)	(167.7)	(342.6)	(334.9)
Administrative expenses	(146.9)	(138.1)	(146.6)	(285.0)	(285.2)
Other expenses	(26.7)	(49.0)	(50.1)	(75.8)	(83.9)
Financial income	13.8	14.9	16.6	28.7	38.6
Financial costs	(96.5)	(98.3)	(105.1)	(194.8)	(206.2)
Share of profit (loss) of associates and joint ventures accounted for using equity method	1.9	(7.7)	(2.1)	(5.9)	(9.9)
Exchange rate differences	(35.6)	(38.8)	(0.8)	(74.4)	(13.3)
Income before income tax	**32.2**	**(33.7)**	**62.5**	**(1.5)**	**148.2**
Income tax	(15.8)	7.2	(22.0)	(8.6)	(7.3)
Net income	**16.4**	**(26.5)**	**40.5**	**(10.1)**	**140.9**
Profit attributable to parent company	16.5	(26.5)	40.6	(10.0)	140.9
Profit attributable to non-parent company	(0.0)	(0.1)	(0.1)	(0.1)	(0.0)

Balance Sheet

In US$ Million	Q2 2025	Q1 2025	Q2 2024
Cash and cash equivalents	1,082.2	933.1	861.1
Other financial current assets	211.5	77.7	27.8
Other current non-financial assets	276.3	290.3	292.8
Trade and other receivables-net	835.7	1,038.5	887.8
Related party receivables	1.2	1.7	4.0
Inventories	1,593.4	1,488.9	1,528.2
Biological assets, current	310.3	315.8	387.3
Tax assets	73.8	75.1	76.4
Non-Current Assets classified as held for sale	6.7	5.2	401.6
Total Current Assets	**4,391.1**	**4,226.3**	**4,467.0**
Other non-current financial assets	271.6	123.6	24.4
Other non-current and non-financial assets	205.3	116.4	99.8
Non-current receivables	117.2	85.5	87.1
Investments accounted through equity method	443.6	412.2	408.6
Intangible assets	55.0	55.5	59.8
Goodwill	52.8	52.1	53.8
Property, plant and equipment	10,824.4	10,513.2	10,075.6
Biological assets, non-current	2,784.0	2,774.9	2,589.3
Deferred tax assets	80.2	75.4	105.4
Total Non-Current Assets	**14,834.1**	**14,208.7**	**13,503.8**
TOTAL ASSETS	**19,225.2**	**18,435.0**	**17,970.8**
Other financial liabilities, current	520.3	511.0	1,508.2
Trade and other payables	719.9	730.0	674.3
Related party payables	12.8	7.3	10.2
Other provisions, current	2.1	2.0	2.1
Tax liabilities	24.2	24.1	29.6
Current provision for employee benefits	6.9	7.0	6.7
Other non-financial liabilities, current	68.2	185.3	141.9
Non-Current Assets classified as held for sale	0.0	0.0	91.6
Total Current Liabilities	**1,354.5**	**1,466.7**	**2,464.6**
Other non-current financial liabilities	6,956.8	6,416.1	5,893.9
Trade and Other payables non-current	102.6	60.8	66.8
Other provisions, non-current	32.9	33.1	33.4
Deferred tax liabilities	1,543.4	1,482.6	1,464.0
Non-current provision for employee benefits	81.1	81.3	78.4
Other non-financial liabilities, non-current	37.2	37.1	50.6
Total Non-Current Liabilities	**8,754.0**	**8,111.0**	**7,587.1**
Non-parent participation	6.2	6.4	6.7
Net equity attributable to parent company	**9,110.6**	**8,850.9**	**7,912.5**
TOTAL LIABILITIES AND EQUITY	**19,225.2**	**18,435.0**	**17,970.8**

Cash Flow Statement

US$ Million	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Receipts from sales of goods and rendering of services	1,794.2	1,619.8	1,671.9	3,414.0	3,251.2
Other cash receipts (payments)	90.6	143.9	96.0	234.5	326.9
Payments of suppliers and personnel (less)	(1,439.6)	(1,445.8)	(1,509.3)	(2,885.4)	(2,804.1)
Interest paid and received	(112.9)	(37.9)	(110.7)	(150.7)	(141.8)
Income tax paid	(27.9)	(17.3)	(22.4)	(45.1)	(19.8)
Other (outflows) inflows of cash, net	1.7	0.2	0.5	1.9	0.9
Net Cash Provided by (Used in) Operating Activities	**315.0**	**270.6**	**131.5**	**585.5**	**623.9**
Capital Expenditures	(480.3)	(405.7)	(203.2)	(886.0)	(537.9)
Other investment cash flows	25.2	6.9	(4.0)	32.1	(48.3)
Net Cash Provided by (Used in) Investing Activities	**(455.1)**	**(398.8)**	**(207.2)**	**(853.9)**	**(586.2)**
Proceeds from borrowings	501.5	13.6	430.0	515.2	972.8
Repayments of borrowings	(84.4)	(22.5)	(77.1)	(106.9)	(668.5)
Dividends paid	(114.6)	0.0	(0.2)	(114.6)	(0.2)
Other inflows of cash, net	(25.3)	(15.3)	(11.8)	(40.6)	(28.2)
Proceeds from Issue of Shares	0.0	0.0	0.0	0.0	0.5
Net Cash Provided by (Used in) Financing Activities	**277.3**	**(24.3)**	**340.9**	**253.0**	**276.4**
Total Cash Inflow (Outflow) of the Period	**137.2**	**(152.5)**	**265.2**	**(15.3)**	**314.0**
Effect of exchange rate changes on cash and cash equivalents	11.9	14.1	(9.4)	(26.0)	(22.9)
Cash and Cash equivalents at beginning of the period	933.1	1.071.6	605.3	1,071.6	570.0
Cash and Cash Equivalents at end of the Period	**1,082.2**	**933.1**	**861.1**	**1,082.2**	**861.1**